Exhibit 99.1
AMENDMENT TO CONFIDENTIALITY AGREEMENT
     This Amendment to Confidentiality Agreement (“Amendment”) is entered into as of the 15th day of July, 2011, by and between Evolving Systems, Inc. (“Evolving Systems”) and Karen Singer, as Trustee of the Singer Children’s Management Trust and Gary Singer (collectively, “Recipient”).
RECITALS
A.	Evolving Systems and Recipient entered into a Confidentiality Agreement (“Agreement”), effective November 26, 2010, with a term initially extending through January 15, 2011 and subsequently extended through June 30, 2011; and

B.	The parties desire to reinstate the Agreement and, upon giving effect to such reinstatement, extend the term of the Agreement as described below.
In consideration of the above and the covenants contained in this Agreement, the parties agree as follows:
1.	Reinstatement and Extension of Term of Agreement.
Section 5(b) of the Agreement is amended to state as follows:
(b) This Agreement, which heretofore provided that it was to be effective through June 30, 2011, is hereby reinstated as of the date hereof and, as so reinstated, shall be effective through August 15, 2011. No such termination shall affect the application of this Agreement to any disclosures made prior to the termination of this Agreement.
2.	Remaining Provisions.
The remaining provisions of the Agreement shall continue in full force and effect.
[signatures on following page]

IN WITNESS WHEREOF, the parties have executed this Amendment on the day and year first above written.

EVOLVING SYSTEMS, INC.		GARY SINGER

By:	/s/ Brian R. Ervine	/s/ Gary Singer

Brian R. Ervine
Title: CFO and EVP

KAREN SINGER, Trustee of the Singer Children’s Management Trust

/s/ Karen Singer